Exhibit 99.1

TANTECH HOLDINGS LTD
ROOM 1803, 18F, DIKAI GINZA, 29 JIEFANG EAST ROAD, JIANGGAN DISTRICT

HANGZHOU CITY, ZHEJIANG PROVINCE 310016

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF
2022 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Tantech Holdings Ltd	November 22, 2022 Hangzhou, China

To our shareholders:

It is my pleasure to invite you to our 2022 Annual Meeting of Shareholders on December 8, 2022, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on December 7, 2022), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2022 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the Company’s performance and operations during the fiscal year ended December 31, 2021 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Wangfeng Yan
Wangfeng Yan Chairman

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS
TANTECH HOLDINGS LTD

TIME AND DATE:	10:00 a.m., Beijing Time, on December 8, 2022 (9:00 p.m., Eastern Time, on December 7, 2022)

PLACE:	Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China

ITEMS OF BUSINESS:

(1)	To elect one Class I member of the Board of Director for a three-year term expiring in 2025, or until his successor is duly elected and qualified;

(2)	To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;

(3)	To transact any other business properly coming before the meeting or any adjournment thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on November 7, 2022.

ANNUAL REPORT:

A copy of our 2021 Annual Report on Form 20-F is enclosed.

By order of the Board of Directors,

/s/ Wangfeng Yan
Wangfeng Yan
Chairman

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2021 Annual Report to shareholders are available at http://ir.tantech.cn/proxy-filing.

ABOUT THE 2022 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect one Class I member of the Board of Director for a three-year term expiring in 2025, or until his successor is duly elected and qualified;

(2)	To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;

(3)	To transact any other business properly coming before the meeting or any adjournment thereof.

Who is entitled to vote?

You may vote if you owned Common Shares of the Company as of the close of business on November 7, 2022. Each Common Share is entitled to one vote. As of November 7, 2022, we had 60,000,000 Common Shares authorized and 29,278,601 Common Shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By fax, by faxing your signed proxy card to 1-646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2 and 3 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Common Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the other proposals are not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s Common Shares as of November 7, 2022.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, one-third (1/3) of our outstanding Common Shares as of November 7, 2022 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the Common Shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1. The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Abstain” as to a particular nominee or nominees for director.

Proposal 2. The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

A brief biography of the Director follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated one Director for election to be on the Board of Directors for a three-year term expiring in 2025. You are asked to vote for the nominee to serve as a member of the Board of Directors. The candidate for the Board has consented to serve if elected.

The terms of the Class II members of the Board of Directors continue until 2023, and the terms of the Class III members of the Board of Directors continue until 2024.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominee for election as Class I member of the Board of Directors to serve a three year term until the annual meeting of shareholders in 2025

Mr. Shudong Wang
Independent Director
Age — 71
Director since 2014

Mr. Wang was the department director at the China National Bamboo Research Center from 1996 through his retirement in 2012. He earned his bachelor’s degree in forestry from Northeast Forestry University in Heilongjiang in 1976. He once served as deputy director of Bamboo Branch of the Academic Committee of China Forestry. He has also served as executive director of South-South Cooperation Association and the Center of China International Exchange. He is a science advisor to the State Forestry Bureau.

Mr. Wang is nominated to serve another term as a director because of his expertise in the bamboo industry in China.

Class II members of the Board of Directors serving a two year term until the annual meeting of shareholders in 2023

Ms. Mengqi Liao
Independent Director
Age — 29
Director since 2022

Mengqi Liao has served as a director since June 19, 2022. Ms. Liao is a senior engagement manager at Pan-China Certified Public Accountants where she serves on the audit teams in the audits of financial statements of various public companies listed both in China and foreign stock exchanges. She was a manager with Da Hua Certified Public Accountants from July 2018 to March 2022. From January 2016 to June 2018, she was an auditor at Ruihua Certified Public Accountants. Ms. Liao is a certified public accountant and a certified tax agent in China. She also received the Chinese intermediate level accountant qualifications. Ms. Liao has participated in the audits of the financial statements of a number of public companies in connection with their financial reporting compliance with U.S. and Chinese stock exchange rules and IPOs in Hong Kong and Korea stock exchanges. Ms. Liao earned a Bachelor’s degree in Management from Chongqing Technology and Business University in 2016. We’ve chosen Ms. Liao to serve as a director because of her knowledge and experience in accounting, U.S. GAAP and SEC financial reporting matters.

Mr. Hongdao Qian

Independent Director
Age — 57
Director since 2014

Mr. Qian has been a Professor on the faculty of the Guanghua Law School at Zhejiang University since September 2005. His research, writing and teaching focuses on corporate governance, economic analysis of law and Western jurisprudence. Prior to joining Guanghua Law School, Mr. Qian was a Professor at the Institute of Law, China Academy of Social Sciences; a Lecturer in Economics at Peking University and a Prosecutor in the People’s Procuratorate of Zhejiang Province. Mr. Qian was a visiting scholar at Waseda University in Japan, Stanford University in California and both Oxford and Cambridge Universities in England. Since July 2017, he has been an independent director of Farmmi, Inc, another Nasdaq listed company. He currently serves as Vice Chairman of the Chinese Society of Comparative Law, Executive Subeditor of the China Academic Yearbook and President of the China Rule of Law Research Institute, where he has organized a team of scholars to create China’s first Rule of Law index using empirical methods. Mr. Qian earned his bachelor of law from Jilin University in 1986, his master of law from North-West University of Politics and Law in 1994 and his doctor of law from Peking University in 1997. Mr. Qian was chosen to serve as a director because of his expertise in economics and law.

Class III members of the Board of Directors to serve a three year term until the annual meeting of shareholders in 2024

Mr. Zhengyu Wang
Chairman
Age — 53
Director since 2013

Mr. Wang has served as our Chairman since July 2013 and was our CEO from July 2013 to December 2019. Mr. Wang is a seasoned veteran in business and high-tech agricultural products. He founded Tantech Bamboo in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as Chairman and CEO ever since. From November 1998 until April 2003, he was General Manager of Lishui Forasen Foodstuff Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group, a company he owns with his wife and our director, Ms. Yefang Zhang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. In addition, since February 2017, Mr. Wang has served as a director of Farmmi, Inc., another Nasdaq listed company since February 2018. He has been the executive director and/or general manager of various subsidiary companies under us and charcoal business related companies. Mr. Wang has also been the Chairman of Daxing’anling Hualin Investment Management Ltd. Co. since November 2011 and Daxing’anling Forasen Energy Technology Ltd. Co. since March 2009, and the executive director and general manager of Harbin Forasen Energy Technology Ltd. Co. since December 2013, and of Hangzhou Xinying Industrial Co., Ltd. since December 2013. He earned his Bachelor’s Degree in Biology from Zhejiang University in Hangzhou, China in June 1990. Mr. Wang was chosen to serve as a director because, as our founder, he has significant experience in leading and advising our Company and has more than twenty years of experience in our industry.

Ms. Yefang Zhang
Director
Age — 54

Director since 2013

Ms. Zhang has been in leadership roles for over a dozen years. She then helped to found Forasen Group Co., Ltd in October 2002 and has served as a Board member since then. Since July 2015, she has been Chairwoman and CEO of Farmmi, Inc., another Nasdaq listed company. From 1997 until 2002, she worked as General Manager at Zhejiang Forasen Food Co., Ltd. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. From 1991 to 1994, she was a teacher at Wenzhou Huangtan Middle School. From 1990 to 1994, she served on the board of Lishui Farmer’s Economic Committee. In addition to her efforts with our Company, Ms. Zhang also manages the business operations of Forasen Group, a company she owns with her husband and our Chairman, Mr. Zhengyu Wang. Forasen Group is a PRC company with several subsidiaries that are engaged in a variety of businesses, including without limitation rubber trading, mushroom sales, biomass power generation, and marketing. Ms. Zhang is a 22.04% shareholder of CN ENERGY GROUP. INC., another Nasdaq listed company. She earned her Bachelor’s Degree in Geography from Wenzhou Teacher’s College in July 1991.Ms. Zhang was chosen to serve as a director because of her directorship experience and in-depth knowledge of our industry and business.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Zhengyu Wang serves as the Chairman of the Board of Directors. Mr. Wangfeng Yan serves as our Chief Executive Officer. The board of directors believes that that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Diversity Matrix

The matrix below summarizes certain information regarding the diversity of our Board as of the date of this proxy statement. Each of the categories listed in the table below has the meaning set forth in Nasdaq Rule 5605(f).

Country of Principal Executive Offices:	China
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	5

Gender Identity	Female		Male
Directors	2		3
Demographic Background
Underrepresented Individual in Home Country Jurisdiction		-
LGBTQ+		-
Did not disclose demographic background		-

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEE TO THE BOARD OF DIRECTORS.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which the directors are re-elected or until their successors have been duly elected and qualified. Our Chairman of the Board of Directors, Zhengyu Wang, is married to our director, Yefang Zhang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for serving as directors and may receive incentive security grants from our company. In addition, non-employee directors are entitled to receive reimbursement of their actual travel expenses for each Board of Directors meeting attended. As of December 31, 2021, we had five nonemployee directors, Mr. Zhengyu Wang, Ms. Yefang Zhang, Mr. Wencai Pan, Mr. Shudong Wang and Mr. Hongdao Qian. The following table presents information regarding the compensation of our non-employee directors for fiscal 2021. Compensation for our Chairman and former CEO, Mr. Zhengyu Wang, is reflected in the Summary Compensation Table of our executive officers.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2021

Name	Fees earned or paid in cash ($)	All other Compensation ($)	Total ($)
Yefang Zhang	0	0	0
Wencai Pan	10,800	1,200	12,000
Shudong Wang	7,835	1,200	9,035
Hongdao Qian	7,835	1,200	9,035

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://ir.tantech.cn/Committee-Charters and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Tantech Holdings Ltd
No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.tantech.cn/Committee-Charters and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2021?

The Board of Directors did not hold a meeting but acted by unanimous written consent seven times during the fiscal year ended December 31, 2021. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee did not hold meetings and acted by unanimous written consent one time during the fiscal year ended December 31, 2021. The Compensation Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2021. The Nominating Committee did not hold meetings and acted by unanimous written consent one time during the fiscal year ended December 31, 2021. Each incumbent director attended all of the meetings of the Board of Directors during 2021. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2021, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2021 and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2021 were:

Shudong Wang, Chairman

Hongdao Qian

Wencai Pan

The Compensation Committee’s charter is available on the Company’s investor relations website at http://ir.tantech.cn/Committee-Charters and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of December 31, 2021 were:

Wencai Pan, Chairman

Hongdao Qian

Shudong Wang

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Wencai Pan qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ir.tantech.cn/Committee-Charters.

Nominating Committee

The members of the Nominating Committee as of December 31, 2021 were:

Hongdao Qian, Chairman

Shudong Wang

Wencai Pan

All members of the Nominating Committee are independent; as such term is defined by the NASDAQ Capital Market listing standards. The Nominating/Corporate Governance Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Tantech Holdings Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

Mr. Wangfeng Yan

Age — 44
Chief Executive Officer since 2019

Mr. Yan has served as our Chief Executive Officer since December 2019. He was our Chief Operating Officer from March 2018 to December 2019. Mr. Yan joined Tantech Holdings (Lishui) Co., Ltd. (formerly Zhejiang Tantech Bamboo Technology Co., Ltd.) (“Tantech Bamboo”) as a member of the production staff in August 2010 and rose to serve as the head of production managers. Prior to being appointed as Chief Operating Officer, Mr. Yan was in charge of production management for Tantech Bamboo and Tantech Energy. In these capacities, Mr. Yan contributed to the “Dr. Charcoal” brand sales channel development. In June 2010, Mr. Yan earned a Bachelor’s Degree in Engineering from Zhejiang Sci-tech University in Hangzhou.

Mr. Weilin Zhang

Age — 53
Chief Financial Officer since 2019

Mr. Zhang has served as our Chief Financial Officer since July 2019. Mr. Zhang has been serving as the Chief Financial Officer of Forasen Group Ltd. Co. since October 2018 and was its Chief Financial Officer from March 2008 and June 2013. From July 2013 to September 2018, he was the general manager of Zhejiang Juma Valve Ltd. Co. Currently he is a director of Zhejiang Juma Valve Ltd. Co. He graduated from Zhejiang Province Finance Institute in 1989 and studied accounting at Beijing Industry and Commerce College from 2004 to 2008.

Mr. Mingqin Dong

Age — 32
Chief Operating Officer since 2019

Mr. Dong has served as our Chief Operating Officer since December 2019. He has been the Chairman and the general manager of Shangchi Automobile Co., Ltd., the Registrant’s 70% owned subsidiary, since June 2017. From August 2013 to June 2017, Mr. Dong was a project manager of the Registrant. In June 2013, Mr. Dong earned his Bachelor’s Degree in Computer and Science Technology from Heilongjiang International University. The Board appointed Mr. Dong as the COO because he has rich experience in the electric vehicle industry and the Company plans to expand the new energy vehicle market.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Wangfeng Yan

We entered into an employment agreement with our Chief Executive Officer, Mr. Wangfeng Yan, effective December 6, 2019. Under the terms of Mr. Yan’s employment, Mr. Yan is entitled to the following:

•	Base compensation of RMB 200,000 payable in 12 equal monthly installments of RMB 15,000 each and RMB 20,000 year-end bonus.

•	Reimbursement of reasonable expenses incurred by Mr. Yan.

Mr. Yan’s employment agreement is scheduled to expire on December 5, 2022.

Weilin Zhang

We entered into an employment agreement with our Chief Financial Officer, Mr. Weilin Zhang, effective July 1, 2019. Under the terms of the employment agreement, Mr. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 payable in 12 equal monthly installments of RMB 25,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Zhang.

Mr. Zhang’s employment agreement is scheduled to expire on June 30, 2025.

Mingqin Dong

We entered into an employment agreement with our Chief Operating Officer, Mr. Mingqin Dong, effective December 6, 2019. Under the terms of that employment agreement, Mr. Dong is entitled to the following:

•	Base compensation of RMB 180,000 payable in 12 equal monthly installments of RMB 15,000 each.

•	Reimbursement of reasonable expenses incurred by Mr. Dong.

Mr. Dong’s employment agreement is scheduled to expire on December 5, 2022.

SUMMARY COMPENSATION TABLE – For the Fiscal Year 2021

The following table shows the annual compensation paid by us for the year ended December 31, 2021 to each of the named executive officers. No officer had a salary during either of the previous two years of more than $100,000.

	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Wangfeng Yan
Chief Executive Officer	30,061	—	939	31,000
Weilin Zhang
Chief Financial Officer	45,091	—	1,409	46,500
Mingqin Dong
Chief Operating Officer	27,054	—	846	27,900

(1)	No officer received a bonus in 2021.

(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

Incentive Securities Pool

We established a pool for shares and share options for our employees. This pool initially contained shares and options to purchase 2,160,000 of our Common Shares under the 2014 Share Incentive Plan, equal to 10% of the number of Common Shares outstanding at the conclusion of our initial public offering. Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Common Shares on the date of grant.

In June 2021, we issued an aggregate of 1,600,000 Common Shares to our employees under the 2014 Share Incentive Plan. As a result, our incentive securities pool currently contains shares and options to purchase 560,000 of our Common Shares. If the proposal 5 regarding the 2021 Plan is approved by the Annual Meeting, this pool will contain shares and options to purchase 40,560,000 of our Common Shares.

BENEFICIAL OWNERSHIP OF COMMON SHARES

The following table sets forth information with respect to beneficial ownership of our Common Shares as of November 7, 2022 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 29,278,601 Common Shares outstanding as of November 7, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 7, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is c/o Tantech Holdings Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, People’s Republic of China 323000. As of November 7, 2022, we had 7 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Directors and Named Executive Officers:
Wangfeng Yan, CEO(3)	1,893	*
Weilin Zhang, CFO	—	0.0%
Mingqin Dong, COO	—	0.0%
Zhengyu Wang(4), Chairman	1,098,000	3.75%
Yefang Zhang(4), director	1,098,000	3.75%
Wencai Pan, independent director	—	0.0%
Shudong Wang, independent director	—	0.0%
Hongdao Qian, independent director	—	0.0%
All directors and executive officers as a group (eight (8) persons)	1,099,893	3.76%
5% or Greater Shareholders:
Tanbsok Group Ltd(4)	1,098,000	3.75%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. Beneficial ownership stated herein does not reflect the one-for-twenty-four reverse stock split of the common shares effected on the Nasdaq Capital Market on November 9, 2022.

(2)	The number of our Common Shares outstanding used in calculating the percentage for each listed person includes the Common Shares underlying options held by such person to the extent such options are exercisable within 60 days of the date hereof.

(3)	Mr. Wangfeng Yan holds 1,893 shares of the Company through a company he wholly owns.

(4)	Tanbsok Group Ltd holds 1,098,000 Common Shares of the Company. The sole shareholder of Tanbsok Group Ltd is Ms. Yefang Zhang, who is the director of our company and the spouse of our Chairman and founder, Mr. Zhengyu Wang. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by Tanbsok Group Ltd with Ms. Zhang.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF YCM CPA, INC.
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Audit Committee of the Board of Directors has appointed YCM CPA, Inc. to serve as the Company’s fiscal 2022 independent registered public accounting firm.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. YCM CPA, Inc. served as the Company’s independent registered public accountant for the year ended December 31, 2021. Prager Metis CPAs, LLC served as the Company’s independent registered public accountant for the years ended December 31, 2020. On May 27, 2022, the Company approved the appointment of YCM CPA Inc. as its independent registered public accounting firm, dismissing Prager Metis CPAs, LLC on the same date.

During the Company’s three fiscal years ended December 31, 2020, 2019 and 2018 through the dismissal of Prager Metis on May 27, 2022, there were no disagreements between us and Prager Metis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prager Metis, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. In addition, Prager Metis’s reports on the financial statements as of and for the years ended December 31, 2020, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended December 31, 2020, 2019 and 2018 through the dismissal of Prager Metis on May 27, 2022, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the three fiscal years ended December 31, 2020, 2019 and 2018 and any subsequent interim period prior to engaging YCM, neither the Company nor anyone on its behalf consulted YCM regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that YCM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

What services does YCM CPA, Inc. provide?

Audit services to be provided by YCM CPA, Inc. for fiscal 2022 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of YCM CPA, Inc. be present at the meeting?

We do not expect that any representative of YCM CPA, Inc. will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of YCM CPA, Inc. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
YCM CPA, INC. AS THE COMPANY’S FISCAL 2022 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2021?

The members of the Audit Committee as of December 31, 2021 were Wencai Pan, Hongdao Qian and Shudong Wang. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Wencai Pan, who is an independent director, was an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://ir.tantech.cn/Committee-Charters.

How does the Audit Committee conduct its meetings?

During fiscal 2021, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At the meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s periodic and annual reports, including Operating and Financial Review and Prospects. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s periodic and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2021?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with YCM CPA, Inc., the Company’s independent registered public accounting firm for the fiscal 2021, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from YCM CPA, Inc. the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with YCM CPA, Inc. about their independence. The Audit Committee has concluded that YCM CPA, Inc. are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2021?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2021.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2021?

The Audit Committee has reviewed and discussed the fees paid to YCM CPA, Inc. for audit services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that other than audit services, no other services were provided by YCM CPA, Inc. and YCM CPA, Inc. is independent from the Company and its management.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Mengqi Liao, Chairperson

Hongdao Qian

Shudong Wang

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2021, YCM CPA, Inc.’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $470,000.

During fiscal 2020, Prager Metis CPAs, LLC’ fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $250,000.

Audit-Related Fees

The Company has not paid YCM CPA Inc. for audit-related services in fiscal 2021.

The Company has paid Prager Metis CPAs, LLC $37,000 for audit-related services in fiscal 2020.

Tax Fees

The Company has not paid YCM CPA for tax services in fiscal 2021.

The Company has not paid Prager Metis CPAs, LLC for tax services in fiscal 2020.

All Other Fees

The Company has not paid YCM CPA for any other services in fiscal 2021.

The Company has not paid Prager Metis CPAs, LLC other fees in fiscal 2020.

Audit Committee Pre-Approval Policies

Before YCM CPA was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by YCM CPA have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2021 that were attributed to work performed by persons other than YCM CPA’s full-time permanent employees was less than 50%.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2021 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Tantech Holdings Ltd, No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China, by calling +86-578-2262305 or via the Internet at http://ir.tantech.cn/proxy-filings.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.